December 22, 2021

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Achieve Life Sciences, Inc.

Registration Statement on Form S-3 (File No. 333-261811)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-261811) filed by Achieve Life Sciences, Inc. on December 21, 2021 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Amanda Rose (206-389-4553) of Fenwick & West LLP.

Sincerely,

/s/ John Bencich
John Bencich
Chief Executive Officer